BMO COMMERCIAL MORTGAGE SECURITIES LLC

151 West 42nd Street

New York, New York 10036

June 21, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BMO Commercial Mortgage Securities LLC

Registration Statement on Form SF-3

File No. 333-255934

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, BMO Commercial Mortgage Securities LLC hereby requests acceleration of effectiveness of the above-referenced registration statement to 12:00 P.M., Washington, D.C. time on June 23, 2021, or as soon thereafter as practicable.

[Signature page follows]

Sincerely yours,

BMO COMMERCIAL MORTGAGE SECURITIES LLC

By:	/s/ Paul Vanderslice
	Name:	Paul Vanderslice
	Title:	Chief Executive Officer